Aduro Clean Technologies Signs Non-Binding LOI for Demonstration Plant Site in Europe

London, Ontario, November 6, 2025 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (CSE: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, announces that its wholly owned subsidiary, Aduro Clean Technologies Europe B.V., has executed a non-binding Letter of Intent ("LOI") for the proposed purchase of land, buildings, and equipment associated with a brownfield industrial site in the Netherlands for a purchase price of € 2 million.

Aduro will also pay the vendor a non-refundable fee of € 33,782 for the exclusive use of the property during the due diligence period. The property is being evaluated as the potential host for Aduro's Demonstration Plant, marking the next stage in the Company's structured scale-up from its Next Generation Process (NGP) Pilot Plant. The LOI is non-binding, and the proposed transaction remains subject to due diligence, negotiation of definitive agreements, and customary conditions and approvals. There can be no assurance that the transaction will be completed as contemplated or at all.

Highlights:

  Diligence Period: through to January 15, 2026; with a targeted close on or before February 28, 2026 (customary approvals/conditions).
  Brownfield advantages: existing industrial building and infrastructure with established utilities expected to reduce execution risk and capital intensity, allowing greater focus and resources on the integration between the Next Generation Pilot (NGP) and the design and fabrication of the Demonstration Plant.
  Roadmap: final site selection decision by January 2026; with Demonstration Plant readiness targeted for early 2027.
  Option value: potential future expansion to commercial scale of up to ~25,000 tpa on the same site, leveraging existing infrastructure and fixed costs.
  Strategic fit: proximity to feedstock and liquid steam crackers; aligned with EU PPWR circularity objectives.

In early October 2025, the Company announced it had begun a global site-selection process as part of its Demonstration Plant program, with a focus on locations across Canada, Europe, and Mexico. The site- selection project has been progressing efficiently, and the Company has started to finalize a shortlist of candidate locations starting with the Netherlands.

The LOI allows for Aduro to complete in-depth diligence for a defined period ending January 15, 2026, and contemplates closing on or before February 28, 2026, subject to customary conditions, approvals, and satisfactory due diligence. The Company continues to pursue other potential locations in parallel and expects to make a final site selection in January 2026 as part of a structured plan to advance the Hydrochemolytic™ technology ("HCT") from pilot-scale validation toward demonstration-scale through a facility targeted for readiness by early 2027.

The proposed site represents a strategic opportunity to advance the Demonstration Plant phase. As a previously permitted industrial facility, it provides access to existing power, natural gas, water, and wastewater connections. Leveraging a brownfield location reduces project risk and capital requirements, by simplifying permitting, zoning, and utility integration, while supporting a faster path to operational readiness. The property includes usable infrastructure and existing equipment, creating potential capital cost and resource efficiencies, and it meets evaluation criteria established for the site, including feedstock and logistics alignment, offtake market connectivity, and defined regulatory pathways. While the immediate priority for the property is the construction and commissioning of the Demonstration Plant, the site preserves the option for future expansion to a capacity of up to 25,000 tonnes per year.

The Netherlands provides an advantageous environment for the next stage of Aduro's growth. The region combines established waste management systems and reliable feedstock availability with one of the highest global concentrations of liquid steam crackers that can utilize outputs of Hydrochemolytic™ conversion. The European Union's Packaging and Packaging Waste Regulation (PPWR) is tightening recyclability and recycled-content obligations, supporting sustained demand for certified circular feedstocks. This industrial base, supported by a historically strong chemical sector adapting to a changing market landscape, offers well-developed integration points for circular naphtha and certified polymers. The area also benefits from a mature circular plastics ecosystem that provides access to skilled labour, independent testing and validation capabilities, and proximity to downstream offtake pathways. Together, these conditions create a supportive environment for efficient program execution and integration of the Hydrochemolytic™ process within an established industrial framework.

"The LOI represents another important step on the path from pilot to demonstration and ultimately to commercialization," said Ofer Vicus, CEO at Aduro. "The team is applying the same disciplined approach used in developing the Next Generation Process (NGP) Pilot Plant, identifying a site that meets our rigorous evaluation standards while preserving the option for future expansion to commercial scale operations. Additional industrial sites are also being evaluated to ensure selection of the optimal location for advancing the Demonstration Plant phase. This structured approach reduces execution risk and maintains focus on process integration, performance validation, and customer engagement. It also reflects the adaptability of Hydrochemolytic™ Technology (HCT) to existing industrial facilities, where conventional thermal systems can be modernized through lower-temperature, water-based chemistry, benefiting from established infrastructure and supply chains."

"Europe offers a unique opportunity to strengthen collaboration across the value chain," said Eric Appelman, Chief Revenue Officer at Aduro. "The region's concentration of chemical producers, converters, and recyclers provides a strong base for advancing engagement with prospective partners and offtakers. Establishing a Demonstration Plant in the Netherlands will help validate performance at scale and accelerate the conversations that translate technical success into commercial adoption."

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Head of Corporate Development / Investor Relations
ir@adurocleantech.com

+1 226 784 8889

KCSA Strategic Communications
Jack Perkins, Senior Vice President
aduro@kcsa.com

Forward-Looking Statements

Certain information in this news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek," "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "potential," "targeting," "intend," "could," "might," "should," "believe," and similar expressions. More particularly and without limitation, this news release contains forward-looking statements concerning Aduro's development programs, including the proposed Demonstration Plant, the expected benefits of the LOI, and anticipated outcomes related to site selection, project advancement, and engagement with prospective partners and offtakers. Forward-looking statements in this release also include statements regarding the timing and completion of due diligence, the negotiation and execution of definitive agreements, the anticipated closing of the proposed transaction, the expected advantages of the brownfield site, the potential for future expansion, and the Company's ability to advance its Hydrochemolytic™ technology. These forward-looking statements are based on a number of assumptions of management, including, without limitation, assumptions regarding: the Company's ability to to execute its development plans and achieve its stated objectives the Company's ability to successfully complete due diligence; the willingness and ability of the parties to negotiate and execute definitive agreements; the receipt of all necessary regulatory, creditor, and other third-party approvals; the availability of capital and other resources to complete the transaction and advance the Demonstration Plant; the continued development and performance of the Company's technology; the accuracy of the Company's assessment of the strategic value of the site; the stability of market and economic conditions; and the Company's ability to attract and retain key personnel and partners. The LOI described in this news release is non-binding, and the proposed transaction remains subject to due diligence, negotiation of definitive agreements, and customary conditions and approvals. There can be no assurance that the transaction will be completed as contemplated or at all. Forward-looking statements are subject to a variety of risks, uncertainties, and other factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from those anticipated in such forward-looking statements. These risks, uncertainties, and factors include, but are not limited to: the risk that due diligence may not be satisfactorily completed; the risk that definitive agreements may not be negotiated or executed; the risk that required approvals may not be obtained or may be delayed; the risk that the transaction may not close on the anticipated terms or at all; risks related to the integration and development of the Demonstration Plant; risks related to the Company's ability to realize the anticipated benefits of the site; risks related to the Company's technology and intellectual property; risks related to market acceptance and commercialization; risks related to changes in laws, regulations, or policies; risks related to competition, supply chain, and operational execution; and other risks described in greater detail in the Company's public filings available at www.sedarplus.ca. Readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.